        Exhibit 19
        Insider Trading Policy

Title:	Insider Trading Policy
Owner:	Chief Legal Officer & Corporate Secretary
Applies:	Worldwide
Issuer:	Nominations & Governance (N&G) Committee of the Board
Issued:	January 1, 2026
Policy Statement
Ferguson Enterprises Inc. (Ferguson, and with its subsidiaries, the Company) is committed to complying with all applicable securities laws and regulations, including those U.S. federal, state and foreign securities laws that prohibit certain persons who are aware of Material Nonpublic Information (MNPI) about a company from: (i) trading in securities (stocks, bonds, etc.) of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.
This Policy provides guidelines with respect to transactions in Company Securities and the handling of MNPI about the Company and those other companies that are actually or potentially doing business or engaged in a transaction with the Company. Regulators have adopted sophisticated surveillance techniques to identify potential insider trading transactions, and it is important to avoid even the appearance of impropriety.
Policy Principles
•This Policy applies to all Associates and all persons subject to this Policy have a duty to cooperate in the operation of this Policy.
•Compliance with this Policy is a condition of continued employment for all Associates and continued engagement for all Designated Persons. Failure to comply may result in disciplinary action, up to and including termination of employment or engagement.
•Speak up immediately if you become aware of a violation of this Policy. Contact the Chief Legal Officer & Corporate Secretary (CLO), your Legal Business Partner, or submit a report to the Company’s Ethics Helpline (visit ferguson-ethicshelpline.com for more information).
•Subject to applicable laws and regulations, any permissible exceptions to this Policy must be approved by the Policy Owner. All exceptions shall be documented in writing as a corporate record in compliance with the Company’s Records Retention Policy.
•Any conflict between this Policy and the laws of any country in which the Company operates shall be referred to the CLO.
•Any material changes to the Appendices are reserved to the N&G Committee. The N&G Committee authorizes the Policy Owner (or designee) to establish additional procedures and guidelines (including any ministerial edits to the Appendices) to help implement this Policy.
•For questions or further guidance on any aspect of this Policy, please contact the Corporate Secretary’s office (FEI-permissions@ferguson.com).
Except where noted, capitalized terms used in this Policy are defined in Appendix A.
Appendices
Appendix A: Definitions
Appendix B: Covered Persons
Appendix C: Covered Senior Persons
Appendix D: Section 16 Insiders and PMDRs
Policy History
Issue Number: 3 (supersedes Issue 2, dated September 11, 2024)

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APPENDIX A
DEFINITIONS
Associate means any full- or part-time employee of the Company.
Company Securities means Ferguson’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) debt securities, preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.
Covered Person means any member of the Ferguson Board of Directors, any Associate, any Designated Person, and any Person Connected to any of the foregoing.
Covered Senior Persons means:
•Members of the Ferguson Board of Directors;
•Executive Officers, as designated by the Ferguson Board of Directors;
•Other members of the Executive Committee;
•Chief of Staff of the Office of the CEO/CFO;
•Other appointed officers of Ferguson;
•Finance Department personnel with the title of Vice President or higher;
•Finance or Human Resources Department personnel with access to consolidated financial data at the Ferguson or U.S. segment level;
•Investor Relations/Communications personnel that assist with earnings releases;
•Legal Department personnel that assist with preparing SEC filings;
•Members and attendees in the Disclosure Committee;
•Executive Assistants who have access to any of the foregoing’s emails;
•Designated Persons; and
•Persons Connected to any of the foregoing.
The Corporate Secretary’s office maintains a list of Covered Senior Persons and will quarterly remind Covered Senior Persons of their status.
Designated Person(s) means persons who are contractors, consultants, or other retained advisors of the Company (i.e., non-Associates of the Company) and anyone else that has been designated by the Corporate Secretary’s office as being subject to this Policy because of their actual or potential access to MNPI.
Material Information means information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could reasonably be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality. Rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight.
Associates may have Material Information simply by virtue of their positions. Material Information might include, for example:
•Projections of future earnings or losses, or other earnings guidance;

        Insider Trading Policy

•Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•A change to the Company’s authorization to repurchase Company Securities or a pending or proposed non-ordinary course repurchase, such as a large, accelerated share repurchase;
•A change in Ferguson’s executive management;
•A change in external auditors or notification that the external auditor’s reports may no longer be relied upon;
•A pending or proposed merger with, acquisition of, or tender offer for Ferguson;
•A pending or proposed acquisition or disposition of a significant asset or business;
•Pending or threatened significant litigation, or the resolution of such litigation;
•A significant change in the Company’s cost structure;
•The gain or loss of a significant customer or supplier;
•A significant cybersecurity incident;
•Bank borrowings or other financing transactions out of the ordinary course; and
•Impending bankruptcy or the existence of severe liquidity problems.
Nonpublic Information means information that has not been disclosed to the public. To establish that a piece of information has been publicly disclosed, it may be necessary to demonstrate that such information has been widely disseminated, such as through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would not be considered widely disseminated if available only to the Company’s Associates or a select group of analysts, brokers, and institutional investors.
Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the first full trading day following the public announcement of the information. If, for example, the Company were to make an announcement before the opening of trading on a Tuesday, a Covered Person who is aware of MNPI that is cleansed by such an announcement should not trade in Company Securities until markets open on Wednesday. Depending on the particular circumstances, the Company may determine that a longer period of time should apply to the release of specific MNPI before trading is allowed.
Material Nonpublic Information or MNPI means Material Information that is Nonpublic Information.
Person(s) Connected includes:
•Any family member who resides with a Covered Person (including a spouse or civil partner, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws);
•Anyone else who lives in a Covered Person’s household;
•Any family member who does not live in a Covered Person’s household, but whose Transactions are directed by a Covered Person or are subject to a Covered Person’s influence or control (such as parents or children who consult with a Covered Person before trading in Company Securities); and/or
•Any entities influenced or controlled by a Covered Person or any of the foregoing Persons Connected.

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Rule 10b5-1 Plan means a written securities trading plan that is designed to provide affirmative defenses to allegations of insider trading in accordance with SEC Rule 10b5-1.
Section 16 Insider means any person who is subject to the disclosure requirements set forth in Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act).
Transactions include, but are not limited to:
•Open market purchases and sales of Company Securities;
•A broker-assisted cashless exercise of a stock option acquired pursuant to the Company’s share plans;
•Changes to an election in, or withdrawal from, the Employee Share Purchase Plan (ESPP) for any enrollment period, and to any sales of Company Securities purchased pursuant to the ESPP;
•An election to start or stop participating in a Dividend Reinvestment Plan (DRIP) through which Company Securities are purchased, and to any sales of Company Securities purchased through a DRIP;
•A gift of Company Securities (unless to a Person Connected);
•The donation of Company Securities to a charity; and
•Other actions as covered in this Policy.
Transactions do not include:
•An election made at the time of enrollment in the ESPP or to the automatic purchases of Company Securities in the ESPP resulting from a Covered Person’s periodic or lump sum contribution of money to the ESPP pursuant to an election made at the time of enrollment in the ESPP;
•The automatic vesting of restricted stock, restricted stock units (RSUs), or performance stock units (PSUs) and stock options, or the exercise of a tax withholding right by the Company;
•The acknowledgement, and the acceptance of the terms, of a grant of RSUs, PSUs and stock options;
•Acquisition of Company Securities under a DRIP resulting from any reinvestment of dividends paid on Company Securities;
•Any purchase of Company Securities from the Company (including the exercise of stock options for cash), or sales of Company Securities to the Company;
•The transfer of Company Securities between two accounts of a Covered Person, including joint accounts with a Person Connected or to a Trust for the benefit of the Covered Person; and
•Transactions in mutual funds that are invested in Company Securities or in an investment fund where the Covered Person has delegated full investment and voting discretion to an investment manager.
Please contact the Corporate Secretary’s office (FEI-permissions@ferguson.com) if you have any questions regarding the application of this Policy to any transaction in Company Securities.

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APPENDIX B
COVERED PERSONS
A Covered Person who is aware of MNPI relating to the Company may not (directly or indirectly):
•engage in Transactions;
•recommend the purchase or sale of Company Securities to other persons; and /or
•disclose MNPI to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons1, including without limitation family, friends, financial advisors, business associates, investors, and consultants; and/or
•assist anyone to engage in the above activities.
A Covered Person who, while working for the Company, becomes aware of MNPI about another company that is doing business (e.g., customer, supplier, vendor, or consultant) with the Company, or is engaged in a potential transaction or other business relationship with the Company, may not trade in that other company’s securities until such information becomes public or is no longer material.
No Hedging or Pledging of Company Securities.
A Covered Person may not purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchangeable funds) that are designed to or that may reasonably be expected to hedge or offset a decrease in the market value of Company Securities. In addition, a Covered Person may not, at any time, purchase Company Securities on a margin or otherwise pledge Company Securities as collateral for a loan. Such transactions may create an appearance of improper trading or a lack of confidence in the Company.
Transactions by Persons Connected.
Each Covered Person is responsible for all Transactions that are made by a Person Connected to such Covered Person. Accordingly, such Transactions should be treated, for the purposes of this Policy and applicable securities laws, as if they were for the benefit of the Covered Person.
This Policy does not, however, apply to transactions of Persons Connected where the investment decision is made by a third party not controlled by, influenced by, or related to the Covered Person or their Persons Connected.
Transactions by Entities.
Each Covered Person is responsible for all Transactions that are made by any entity (e.g., corporation, LLC, partnership, or trust) that is influenced or controlled by the Covered Person or any of their other Persons Connected. Accordingly, such Transactions should be treated, for the purposes of this Policy and applicable securities laws, as if they were for the benefit of the Covered Person.
Post-Termination Dealings.
A Covered Person who is unsure about any restrictions or obligations regarding trading in Company Securities following the termination of their employment should contact the Corporate Secretary’s office (FEI-permissions@ferguson.com) for further advice.
1    If an Associate's authorized job duties require sharing MNPI or confidential information with a third party, then the Associate must not do so until the Company and the third party enter into an appropriate confidentiality agreement unless a professional obligation of confidentiality already exists.

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APPENDIX C
COVERED SENIOR PERSONS
COVERED SENIOR PERSONS ARE SUBJECT TO BOTH APPENDIX B AND THIS APPENDIX C OF THIS POLICY.
You will be notified by the Corporate Secretary’s office if you have been designated as a Covered Senior Person.
Pre-Clearance Procedures.
Covered Senior Persons are required to obtain pre-clearance from the CLO (or designee) of each and every Transaction (as defined in Appendix A). Pre-clearance requests are made using the Pre-Clearance Transaction Form. A response to a request for pre-clearance will normally be provided within two (2) business days of the request being made, however there may be circumstances that require a longer clearance process.
Any person who is given pre-clearance to initiate a Transaction must do so as soon as possible and in any event by U.S. market close two (2) trading days following pre-clearance being given, unless a different time frame is authorized with the pre-clearance. A person who has not initiated a pre-cleared Transaction within the authorized time frame may not engage in such Transaction without again obtaining pre-clearance as set forth above.
Where a large number of Covered Senior Persons are expected to engage in Transactions, such as in the days following a Company share plan vesting date, the CLO (or designee) may, in their discretion, issue a blanket, limited duration pre-clearance window during which Covered Senior Persons may engage in Transactions without submitting an individual pre-clearance request.
If a Covered Senior Person seeks pre-clearance and such pre-clearance is denied, then they must refrain from initiating any Transaction in Company Securities and must not inform any other person of such denial.
Blackout Periods.
Except as specifically noted herein, Covered Senior Persons may not conduct any Transactions involving Company Securities during any blackout period.
a.Quarterly Blackout Periods: A quarterly blackout period begins after the U.S. market close on the fourteenth (14th) calendar day prior to the end of each fiscal quarter2, and ends after the U.S. market close on the first full trading day following the public release of Ferguson’s quarterly or annual results (as applicable).3

2    By way of example, for the fiscal quarter ending December 31, the closed period would begin at 4 pm ET (U.S. market close) on December 17 (14 days before the end of the quarter).
3    By way of example, for the fiscal quarter ending December 31, assuming earnings are publicly released before the U.S. market opens on the morning of Tuesday, February 24, the blackout period would end at 4 pm ET (US market close) on February 24 and trading can resume the next day, February 25.

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b.Event-Specific Blackout Periods: From time to time, an event (such as a large M&A transaction) may occur that is material to the Company and is known by only selected personnel as identified by the CLO. The Corporate Secretary’s office will maintain a list of such selected personnel and will inform them of their status. So long as the event remains MNPI, those selected personnel may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the CLO, certain selected personnel should refrain from trading in Company Securities even sooner than the typical quarterly blackout period described above. In that situation, the CLO may notify the selected personnel that they must not trade in Company Securities, without necessarily disclosing the reason for such restriction. The existence of an event-specific trading restriction period, or extension of a blackout period, will not be announced to the Company as a whole and must not be communicated to any other person.
Standing and Limit Orders.
Standing and limit orders create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker and, as a result, the broker could execute a transaction when a Covered Senior Person is in possession of MNPI. Accordingly, the Company discourages placing standing or limit orders on Company Securities. If a Covered Senior Person determines that they must use a standing order or limit order, the order should be placed with a short duration.
Prohibited Transactions for Covered Senior Persons.
The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Covered Senior Persons engage in certain types of other transactions. Accordingly, Covered Senior Persons may not engage in any of the following prohibited transactions:
a.Short-Term Trading: Short-term trading of Company Securities may be distracting and unduly focus on the Company’s short-term stock market performance, instead of the Company’s long-term business objectives. For these reasons, any Covered Senior Person who purchases Company Securities in the open market may not sell such Company Securities during the six (6) months following the purchase (or vice versa).
b.Short Sales: Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the Company Securities will decline in value, thereby signaling to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance.
c.Publicly-Traded Options: Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a Covered Senior Person is trading based on MNPI and focus such person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities involving Company Securities, on an exchange or in any other organized market, by any Covered Senior Person are prohibited.

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Rule 10b5-1 Plans.
Rule 10b5-1 under the Exchange Act provides an affirmative defense to insider trading allegations under U.S. federal law. A Rule 10b5-1 Plan must be reviewed and approved by the CLO or the CLO’s designee prior to adoption, modification or cancellation. A Rule 10b5-1 Plan cannot be adopted, modified or cancelled during a blackout period. In addition, a Rule 10b5-1 Plan (i) must be entered into at a time when the individual entering into the plan is not aware of MNPI and (ii) must comply with all of the requirements of Rule 10b5-1, including any mandatory cooling-off periods as well as any other mandatory procedures. Any Covered Senior Person entering into a Rule 10b5-1 Plan must act in good faith with respect to their plan.
Contact the Corporate Secretary’s office (FEI-permissions@ferguson.com) for further procedural details about adopting, modifying, or cancelling a Rule 10b5-1 Plan.
Post-Termination Dealings.
A Covered Senior Person whose service or relationship ends in the middle of a blackout period must not trade in Company Securities until the Company has exited such blackout period and returned to an open trading window, and they must not trade in Company Securities if they are aware of MNPI involving the Company until that information has been made public by the Company or is no longer material.

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APPENDIX D
SECTION 16 INSIDERS AND PDMRs
SECTION 16 INSIDERS AND PDMRS ARE SUBJECT TO
APPENDIX B THROUGH TO D OF THIS POLICY.
Section 16 Insiders and PDMRs must speak to the CLO or Corporate Secretary’s office (FEI-permissions@ferguson.com) before engaging in any dealing or action relating to Company Securities.
Pre-clearance is required from the CLO for all dealings and actions. This includes, but is not limited to, the buying, selling, gifting and transferring of Company Securities and any decision to participate in a DRIP.4
Section 16 compliance.
Section 16 Insiders are required by law to comply with the disclosure and other requirements of Section 16 of the Exchange Act.
Section 16 Insiders must ensure that their brokers comply with the following requirements with respect to any Transaction involving Company Securities:
•Verifying with the CLO (or Corporate Secretary’s office) that the proposed Transaction has been pre-cleared before entering any order (except for orders under pre-approved Rule 10b5-1 plans);
•Strictly following the broker’s compliance procedures (e.g., Rule 144); and
•Reporting to the CLO (or designee) via e-mail or other written communication the complete details (i.e., date, transaction type, number of shares, lot prices) of the consummated Transaction before the end of the day of its execution.
Section 16 Insiders should refer to the “Section 16 Insiders: Obligations and Responsibilities” memo available from the Legal department for further detail of their Section 16 obligations.
London Stock Exchange (LSE) requirements for PDMRs.
In addition to the Company’s primary listing on the New York Stock Exchange, the Company’s common stock is also listed for trading on the LSE. As a result, any dealings or actions in Company Securities are also subject to the U.K. Market Abuse Regulation (assimilated Regulation (E.U.) 596/2014 as it forms part of domestic U.K. law by virtue of the European Union (Withdrawal) Act 2018) (U.K. MAR).
The prohibition on insider trading under U.K. MAR is similar to that under U.S. law, but has slightly different definitions and requirements. For completeness, this Appendix sets forth guidelines to promote compliance with U.K. MAR.
1.     Definitions Specific to this Appendix.
Inside Information is a term under U.K. law that is similar to, but not the same as, MNPI. It means information of a precise nature which: (i) is not generally available; (ii) relates directly or indirectly to the Company or the Company Securities; and (iii) would, if generally available, be likely to have a significant effect on the price of the Company’s securities or related investments.
4.    The CLO must advise and request pre-clearance from the President & Chief Executive Officer before themselves engaging in any such action relating to Company Securities.

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Information is “precise” if it: (a) indicates circumstances that exist or may reasonably be expected to come into existence, or an event has occurred or may reasonably be expected to occur; and (b) is specific enough to enable a conclusion to be drawn as to the possible effect of those circumstances or that event on the price of the Company’s securities or related investments.
Information would be likely to have a “significant effect on price” if and only if it is information of that kind that a reasonable investor would be likely to use as part of the basis of their investment decisions.
Person(s) Discharging Managerial Responsibilities (PDMR) means a natural or legal person who is either: (a) a member of the Board of Directors; or (b) a senior executive who is not a member of the Board of Directors, but who has regular access to Inside Information relating directly or indirectly to the Company and the power to make managerial decisions affecting the future developments and business prospects of the Company. For purposes of this Policy, it includes: (i) all members of the Ferguson Board of Directors; (ii) all Executive Officers, as designated by the Ferguson Board of Directors; and (iii) the Chief Accounting Officer of Ferguson. Accordingly, all of the Company’s Section 16 Insiders are considered to be PDMRs, and vice-versa.
Person Closely Associated (PCA) means, in relation to a given individual, any of: (i) a spouse or civil partner; (ii) a dependent child, being a child or stepchild under the age of 18 years who is unmarried and does not have a civil partner; (iii) a relative who has shared the same household as the individual for at least one year on the date of the relevant trading; and (iv) a legal person (e.g., a corporate entity), trust or partnership, (a) the managerial responsibilities of which are discharged by the individual or by a person referred to in items (i), (ii) or (iii) of this definition; or which is directly or indirectly controlled by the individual or by a person referred to in items (i), (ii) or (iii) of this definition; (b) which is set up for the benefit of the individual or a person referred to in items (i), (ii) or (iii) of this definition; or (c) the economic interests of which are substantially equivalent to those of the individual or a person referred to in items (i), (ii) or (iii) of this definition.
2.     Reporting Requirements for PDMRs and PCAs.
PDMRs are prohibited from conducting any dealings or actions in Company Securities during blackout periods. This restriction includes the granting of share awards and the transfer of Company Securities between two accounts of the PDMR, including joint accounts with a Person Connected or to a Trust for the benefit of the PDMR.
To enable the Company and the PDMR to fulfil the regulatory requirements under U.K. MAR, a PDMR and/or their PCAs must ensure a notification of any dealing or action in Company Securities is sent to FEI-permissions@ferguson.com within one (1) business day of the dealing or action date. The Corporate Secretary’s office will facilitate the U.K. MAR reporting process.
3.     PCA Notifications.
PDMRs must inform their PCAs in writing of their obligations under this Policy and keep a copy of that notification. When first designated as a PDMR, the Corporate Secretary’s office will provide each PDMR with a letter to be used for this purpose.
PDMRs must also update the Corporate Secretary’s office of the identity of their PCAs (including any changes to that list) on an annual basis via the completion of the directors’ and officers’ questionnaire.